Consent of N. Eric Fier

The undersigned hereby consents to:

i. the scientific and technical information for which I am responsible for;

ii. the scientific and technical information, originally prepared by Rolf Schmitt;

iii. the scientific and technical information, originally prepared by David Frost;

iv. the scientific and technical information, originally prepared by DRA Americas Inc.; and

the use of and reference to my name in the documents which are filed with or incorporated by reference in the Registration Statement on Form 40-F of Mako Mining Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ N. Eric Fier
N. Eric Fier

Dated: March 18, 2026